[Chapman and Cutler LLP Letterhead]

December 23, 2019

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on October 8, 2019 (each a “Registration Statement” and collectively the “Registration Statements”). The Registration Statements relate to the Innovator MSCI EAFE Power Buffer ETFTM – January, Innovator MSCI Emerging Markets Power Buffer ETFTM – January and Innovator Russell 2000 Power Buffer ETFTM – January, (each a “Fund” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

The Staff requests confirmation that, with the exception of the revised name and defined outcome (i.e. the cap and the buffer), there are no other material changes between this filing and previous filings of these strategies.

Response to Comment 1

Pursuant to the Staff’s request, with the exception of any changes indicated below made at the request of the Staff, each Fund so confirms.

Comment 2 – General

Please confirm that the Funds will each file an amended Registration Statement disclosing the final Cap within two days of each Registration Statement being declared effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Caps. Finally, in supplemental correspondence provide why a definitive cap is not available at the time of effectiveness.

Response to Comment 2

Pursuant to Rule 485A of the Securities Act of 1933 (the “1933 Act”), the Registration Statements are set to go automatically effective on December 22, 2019. Prior to the effectiveness of the Registration Statements, the Funds will each file an amended Registration Statement that discloses each Fund’s expected Cap range. The Funds will ensure that the amended registration statement will not go effective more than two business days prior to the expected final Cap filing. As such, the Funds will delay the effectiveness of the 485A, and file a registration statement with the respective expected Cap ranges to be effective on December 30, 2019. The Funds note that the definitive Cap is not available until the market closes on the day prior to the Funds’ launch, December 31, 2019. Accordingly, the Funds intend to file an amended registration statement disclosing its definitive Cap after 5:30 pm E.S.T. on December 31, 2019. Each Fund confirms that no sale of its Shares will take place prior to the filing of the registration statement.

Comment 3 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the Funds disclosure in its prospectus (specifically under Item 9) that discloses the Funds’ methodology for the valuation of derivatives for purposes of the determining compliance with Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) and that for the Innovator Russell 2000 Power Buffer ETF – January, there is a reference to “other recognized pricing methods.” The Staff asks the Funds to delete this reference, or explain how it is in compliance with the 1940 Act. Additionally, for the Innovator MSCI EAFE Power Buffer ETF – January and Innovator MSCI Emerging Markets Power Buffer ETF – January, please confirm that the Funds will use market value, rather than notional value, of its respective derivatives positions for determining the compliance with Rule 35d-1 of the 1940 Act, and that such derivatives are valued on a mark-to-market basis where there is a current market for the derivatives or, if traded over-the-counter, are fair valued.

Response to Comment 3

Pursuant to the Staff’s request, each Fund confirms that it will use the market value of any derivatives holdings for the purpose of determining compliance with Rule 35d-1 of the 1940 Act. Additionally, as the FLEX Options are exchange-traded, each Fund confirms that they will be valued on a mark-to-market basis. The Innovator Russell 2000 Power Buffer ETF – January has deleted the above-referenced disclosure. Each Fund has revised the section entitled “Fund Investments – Principal Investments – FLEX Options” to include the disclosure set forth below as the fourth paragraph, and deleted the above reference disclosure:

The Fund will use the market value of its derivatives holdings for purpose of determining compliance the 1940 Act and the rules promulgated thereunder. Since the FLEX Options held by the Fund are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing.

Comment 4 – General

In supplemental correspondence to the Staff, confirm how the Funds will disclose the respective Cap resets at the conclusion of each Outcome Period.

Response to Comment 4

The Funds will disclose the respective Cap resets at the conclusion of each Outcome Period in the following manner:

1.

Approximately one week prior to the end of the Outcome Period, the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act which will alert existing shareholders that the Outcome Period is approaching its conclusion and disclosing the anticipated Cap range for the next Outcome Period.

2.

Following the close of business on the last day of the Outcome Period, the Funds will make a sticker filing pursuant to Rule 497(e) of the 1933 Act that discloses each Fund’s Cap (both gross and net of the unitary management fee) for the next Outcome Period. This filing is mailed to existing shareholders.

3.

On the first day of the new Outcome Period, each Fund will file a full prospectus under Rule 497(e) of the 1933 Act that incorporates the sticker filing from the previous evening. This sticker replaces the Caps/dates associated with the previous Outcome Period with the Caps/dates associated with the new Outcome Period. Correspondingly, each Fund will file a revised summary prospectus under Rule 497(k) of the 1933 Act that reflects those changes.

Comment 5 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 5

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays the Funds’ ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Funds’ ordinary operating expenses if the assets of the Funds, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Funds’ ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 6 – Concentration Policy

The Staff notes that the Innovator MSCI EAFE Power Buffer ETF – January and the Innovator MSCI Emerging Markets Power Buffer ETF – January do not have concentration policies listed in their respective Statement of Additional Information fundamental investment policy sections. The Staff requests such information be added. Additionally, in supplemental correspondence indicate why the Funds have not added corresponding disclosure in Item 4 that contemplates each Fund’s respective concentration policy

Response to Comment 6

The Innovator MSCI EAFE Power Buffer ETF – January and the Innovator MSCI Emerging Markets Power Buffer ETF – January have each added the contemplated concentration policy to the respective Statement of Additional Information. The Funds note that Item 4 of Form N-1A requires that a fund “disclose any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Funds have added the above-referenced disclosure by the Staff to its Statement of Additional Information pursuant to previous comments received from the Staff. The Funds believe that the Item 4 disclosure each Fund’s respective prospectus is adequate under the requirements of Form N-1A, and that additional disclosure to contemplate concentration in securities of issuers is not necessary for the Funds given the Funds’ investments. Further, the Funds have disclosed in its Item 4 and Item 9 risk disclosure any applicable risks of the particular sectors each Fund’s respective reference asset has significant exposure to, and that the Funds each have indirect exposure to by virtue of the FLEX Options held by the respective Fund, thereby adequately covering the risk profile intended by the form’s requirement.

Comment 7 – General

The Staff requests confirmation that a full registration statement will be filed, including all required exhibits (for example a legality opinion), and that the legality opinion will be in compliance with Staff Legal Bulletin No. 19 (CF) and the requirements of Rule 485 of the 1933 Act.

Response to Comment 7

Pursuant to the Staff’s request, each Fund so confirms.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren